Exhibit 99.1

Jiuzi Holdings Inc.to Launch its First Custom-Made Electric MPV by Dongfeng Fengon

HANGZHOU, China, Oct. 10, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that its subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Jiuyao”) is launching its first electric Multi-Purpose Vehicle (MPV) customized by Dongfeng Fengon (“Jiuyao MPV”), a sub-brand of Dongfeng Sokon Motor Co., Ltd. (“DFSK Motor”).

Jiuyao MPV will be custom-made based on Dongfeng Fengon’s MPV model “Fengon 380” to cater to the needs of customers buying vehicles for household uses and business uses. Compared to its base model, the customized version allows bigger and more flexible space as all passenger seats can be folded flat. In 2023, the Company plans to further upgrade Jiuyao MPV by installing swappable BYD’s state-of-the-art blade battery, which holds notable advantages in its high safety, long-range, enduring longevity, ultra strength, and high power compared with ternary lithium batteries and traditional lithium iron phosphate batteries. Moreover, due to its optimized battery pack structure, the space utilization rate of the battery pack is increased by over 50% compared to conventional lithium iron phosphate block batteries. JZXN will collaborate with its strategic business partner to provide battery-swap technology and battery-swap stations that match Jiuyao MPV.

“Since our first customized Jiuyao mini EV has been well received by our customers, we strongly believe Jiuyao MPV would be another successful product of our cooperation with DFSK Motor,” said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “We are confident that our Jiuyao MPV will be one of the best cost-performance electric MPVs in the market with a price range from RMB100,000 to RMB 200,000. We expect to enter into a purchase agreement with DFSK Motor in November 2022 if we receive substantial amount of pre-orders.”

About Dongfeng Fengon

Dongfeng Fengon (or Fengguang) is a passenger car sub-brand under Dongfeng Sokon Motor Co., Ltd.(“DFSK Motor”) committed to building a passenger car brand with all categories of MPVs and SUVs. It currently has six SUV models: Fengon 500, Fengon 580 Red Star Edition, Fengon 580 Pro, Fengon ix5, Fengon ix7 and Fengon S560, as well as three MPV models, Fengon 330，Fengon 330S and Fengon 380. For more information, visit the Company’s website at https://www.dffengguang.com.cn.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. They are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events, circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com